UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

APYX MEDICAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-31885	11-2644611
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5115 Ulmerton Road Clearwater, Florida		33760
(Address of principal executive offices)		(Zip code)

Charles D. Goodwin, II, Chief Executive Officer
(727) 384-2323
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒         Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐         Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Apyx Medical Corporation (the “Company” or “APYX”) for calendar year 2025 is being filed in accordance with Rule 13p-1 (“Rule”) under the Securities Exchange Act of 1934, as amended.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”).  The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. APYX manufactures, or contracts to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. APYX has conducted a good faith, reasonable country of origin inquiry regarding the Conflict Minerals used by APYX for the functionality or production of APYX’s products.  This good faith, reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals used by APYX in the manufacture of its products originated in the Covered Countries.  Based on this reasonable country of origin inquiry, the Company is unable to determine whether Conflict Minerals necessary to the functionality or production of Company products manufactured in calendar year 2025 originated in the Covered Countries.

Item 1.02 Exhibit

A copy of our full conflict minerals report is attached hereto as Exhibit 1.01 and incorporated by reference herein.

A copy of the Company’s Conflict Minerals Disclosure is publicly available at www.apyxmedical.com.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit No.	Description

1.01	2025 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the the duly authorized undersigned.

Apyx Medical Corporation

By:	/s/ Charles D. Goodwin, II	Date: June 1, 2026
Charles D. Goodwin, II
Chief Executive Officer